SEC File Number: 000-27598
CUSIP Number: 462684101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IRIDEX CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1212 Terra Bella Avenue

(Address of Principal Executive Office (Street and Number))

Mountain View, California 94043

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IRIDEX Corporation, a Delaware corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q”) by the November 14, 2023 filing deadline. Due to staff turnover at the Company and enterprise resource planning software implementation, additional time is required for the Company and its independent registered public accounting firm to finalize the Company’s financial statements and related disclosures required to be included in the Q3 2023 Form 10-Q.

The Company is working diligently to complete the Q3 2023 Form 10-Q as soon as possible, and the Company expects to file such report within the five-day extension period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

Certain statements in this 12b-25, other than purely historical information, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company’s internal control over financial reporting and the Company’s expectation that it will file the Q3 2023 Form 10-Q within the time period prescribed by Rule 12b-25. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause the Company’s actual results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the risk that the Company is not able to complete its Q3 2023 Form 10-Q in the time period that it currently expects, and the risk that the Company finds errors in its consolidated financial statements or material weaknesses in its internal control over financial reporting. The Company undertakes no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. If the Company updates one or more forward-looking statements, no inference should be drawn that it will make additional updates concerning those or other forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David I. Bruce	(650)	940-4700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IRIDEX Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2023	By	/s/ David I. Bruce
	Name:	David I. Bruce
	Title:	Chief Executive Officer